                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                              (Amendment No. ____ )

                           UNO RESTAURANT CORPORATION
                            (Name of Subject Company)

                           UNO RESTAURANT CORPORATION
                        (Name of Person Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   914900 10 5
                      (Cusip Number of Class of Securities)

                                 CRAIG S. MILLER
                             CHIEF EXECUTIVE OFFICER
                           UNO RESTAURANT CORPORATION
                              100 CHARLES PARK ROAD
                        WEST ROXBURY, MASSACHUSETTS 02132
                                 (617) 323-9200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                 with a copy to:

                             STEVEN R. LONDON, ESQ.
                         BROWN, RUDNICK, FREED & GESMER
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                                 (617) 856-8313

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                 UNO ANNOUNCES RECEIPT OF TENDER OFFER PROPOSAL

Boston, Massachusetts, October 25, 2000 -- Uno Restaurant Corporation (NYSE:UNO) announced today that Aaron D. Spencer, chairman and principal stockholder, and certain members of senior management have submitted a proposal to the company's board of directors to acquire all of the outstanding shares of common stock currently not owned by them, which represents approximately 38% of the company's outstanding shares of common stock. This proposal contemplates a cash tender offer price of $8.75 per share. The proposal states that any offer will be subject to a number of conditions, including receipt of financing on terms satisfactory to the offeror and ownership by the offeror of at least 90% of the company's outstanding shares following the purchase of shares pursuant to the tender offer.

The board has appointed a special committee of outside directors led by Tamara
P. Davis to conduct a review of the proposal. The company does not plan to make any further public comment regarding the proposal other than to announce whether or not a transaction will proceed. There can be no assurance that the proposal will lead to the commencement of any tender offer.

Based in Boston, Uno Restaurant Corporation currently has a total of 176 casual dining, full-service restaurants operating primarily under the name "Pizzeria Uno...Chicago Bar & Grill." The system includes 111 company-owned and 57 franchised "Pizzeria Uno...Chicago Bar & Grill" restaurants, 7 franchised Pizzeria Uno Restaurant & Bar and one Mexican restaurant, located in 30 states, the District of Columbia, Puerto Rico, Seoul, South Korea, and Dubai, U.A.E. The Company under its Uno Foods subsidiary operates a consumer foods business, which supplies airlines, movie theaters, hotel restaurants, convenience stores and supermarkets with both frozen and refrigerated branded and non branded products. For more information, visit the company's web site at www.pizzeriauno.com.

OTHER IMPORTANT INFORMATION:

NO TENDER OFFER HAS COMMENCED; THE SUBJECT OF THIS ANNOUNCEMENT IS THE RECEIPT OF A PROPOSAL TO MAKE A POSSIBLE TENDER OFFER. IF A TENDER OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THESE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. YOU ALSO CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU CALL OR WRITE US, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE IF AND WHEN IT BECOMES AVAILABLE. YOU CAN CALL US AT (617) 323-9200 (EXT. 5215) OR WRITE TO US AT: UNO RESTAURANT CORPORATION, 100 CHARLES PARK ROAD, WEST ROXBURY, MASSACHUSETTS 02132, ATTN:
ROBERT M. VINCENT, CHIEF FINANCIAL OFFICER.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties which could cause actual results to differ from those projected, including without limitation, the Company's ability to open new restaurants and operate new and existing restaurants profitably, changes in local, regional, national and international economic conditions, especially economic conditions in the areas in which the Company's restaurants are concentrated, increasingly intense competition in the casual-dining segment of the restaurants industry, increases in food, labor, employee benefits and similar costs, and other risks detailed from time to time in the Company's periodic earnings releases and reports filed with the Securities and Exchange Commission.

CONTACT:   Bob Vincent, Chief Financial Officer (617) 323-9200 (ext. 5215)